DECHERT LLP

1775 I Street, N.W.

Washington, D.C.  20006

(202) 261-3300

February 26, 2010

VIA EDGAR CORRESPONDENCE

Ms. Mary Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:       The FBR Funds – Registration Statement on Form N-1A

            File Nos. 811-21503 and 333-112480

Dear Ms. Cole:

On behalf of The FBR Funds (the “Trust”), which filed Post-Effective Amendment No. 18 to its Registration Statement on Form N-1A (the “Registration Statement”) with the Commission on December 28, 2009, I wish to respond to the comments on the Registration Statement that you provided by telephone to the undersigned on February 17, 2010.  The proposed responses on behalf of the Trust to each of the comments are set forth below.

1.  General Filing Comment With Respect to the Use of the Summary Prospectus

Comment:  If the Trust intends to make use of the Summary Prospectus, please be advised that the Commission Staff will require that the form of Summary Prospectus intended to be used will need to be reviewed by the Staff prior to use and will be subject to further review and comment.

Response:   The Trust does not intend to make use of the Summary Prospectus at the present time.

2.  Summary Section

Comment:  Delete the reference to the Ticker Symbol for each of the Funds.

Response:  The requested change has been made.

Ms. Mary Cole

February 26, 2010

3.  Summary Section - Fees and Expenses – Shareholder Fees

Comment:  With respect to the “Redemption Fee” line in the Table, delete the footnote and add applicable disclosure directly in the Table regarding the applicability of redemption fees.

Response:   The requested change has been made.

4.  Summary Section – Fees and Expenses – Annual Fund Operating Expenses

Comment:  For those Funds that had fee waivers and/or expense reimbursements, revise the reference in the Table from “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”.

Response:  The requested change has been made.

5.  Summary Section – Fees and Expenses – Annual Fund Operating Expenses

Comment:  For those Funds that are subject to expense limitation arrangements, revise the disclosure to state that the contractual expense limitation agreement may only be revised by the Trust’s Board of Trustees.

Response:  The requested change has been made.

6.  Summary Section – Fees and Expenses – Annual Fund Operating Expenses

Comment:  For any Funds that have had Acquired Fund Fees and Expenses as a result of an investment strategy that includes using acquired funds, add applicable disclosure to the Investment Strategies Section.

Response:  None of the Funds that have incurred Acquired Fund Fees and Expenses have done so in connection with an investment strategy involving investments in other investment companies.  In each case, the Acquired Fund Fees and Expenses were incurred as a result of holding investments in money market funds.

7.  Principal Investment Strategies, Related Risks and Performance

Comment:  The current heading for this Section should either be shortened or deleted.

Response:  The requested change has been made.

8.  Principal Investment Strategies

Comment:  For those Funds that may invest in depository receipts such as American Depository Receipts (“ADRs”), provide additional risk disclosure regarding the risks associated with investing in ADRs.

Response:  The requested disclosure has been added.

Ms. Mary Cole

February 26, 2010

9.  Principal Investment Strategies

Comment:  For those Funds that have provided disclosure stating that they may invest in both small cap and mid-cap issuers, add disclosure to their Investment Strategies Section indicating that these Funds may invest in issuers of any size capitalization.

Response:  The requested disclosure has been added.

10.  Temporary Defensive Positions

Comment:  The disclosure titled “Temporary Defensive Positions” should be moved up in the document so that it is included in the Section titled “Principal Investment Strategies”.

Response:  The requested change has been made.

11.  Fund Performance

Comment:  In the first paragraph in the Section titled “Fund Performance”, delete the last sentence of the paragraph stating that returns assume the reinvestment of dividends and distributions.

Response:  The requested change has been made.

12.  Average Annual Total Returns

Comment:  The disclosure regarding after-tax returns in the footnotes should be removed from the footnotes.

Response:   The requested change has been made.

13.  Average Annual Total Returns

Comment:  The disclosure in the footnotes providing a description of each primary benchmark index should be removed from the footnotes.

Response:   The requested change has been made.

14.  Investing in the Funds – Purchase and Sale of Fund Shares

Comment:  The disclosure regarding how to purchase and sell Fund shares should be revised so that it is completely integrated.

Response:   The requested change has been made.

Ms. Mary Cole

February 26, 2010

15.  Investing in the Funds – Purchase and Sale of Fund Shares

Comment:  The cross-reference regarding where to find additional information in the Prospectus should be deleted.

Response:  The requested change has been made.

16.  Tax Information

Comment:  The disclosure should be revised regarding the tax treatment of tax-deferred accounts to clarify that they may be subject to taxes upon withdrawals.

Response:  The requested change has been made.

17.  Large Cap Financial Fund – Definition of Market Capitalization

Comment:  The Large Cap Financial Fund considers a large cap company to be one that has a market capitalization of $3 billion or more, measured at the time of purchase.  This capitalization level for purposes of defining large cap issuers appears to be low.  Explain why this particular capitalization level is used for purposes of defining large cap for the Fund.

Response:  The Trust has determined that, for purposes of the financial services industry, the current threshold of $3 billion and above for the definition of large cap issuers is reasonable and appropriate.  This is because as a sector fund in a highly specialized industry, due to volatility in market conditions and the resultant impact on capitalization levels for financial institutions, at any given time there may be a limited number of issuers that may be invested in by the Fund if the Fund were to utilize a higher capitalization threshold.  This fact was made especially clear during the economic conditions present in the marketplace over the past two years when many formerly large financial institutions fell below the $3 billion capitalization level due to market conditions and events.  For these reasons, following consultation with the Chief Investment Officer of the Trust, it has been determined that it continues to be appropriate to use the $3 billion and above capitalization level for purposes of the Fund’s definition of large cap.

18.  Small Cap Financial Fund

Comment:  The Small Cap Financial Fund states that it focuses on financial services companies that invest in real estate.  Accordingly, additional risk disclosure should be added regarding real estate-related risks.

Response:  The requested disclosure has been added.

Ms. Mary Cole

February 26, 2010

19.  FBR Gas Utility Index Fund

Comment:  Because the Fund is managed as an index fund, additional risk disclosure regarding the risks of index investing should be included.

Response:  The requested disclosure has been added.

20.  Other Important Information – Further Discussion of Risks – Non-Diversification

Comment:  The risks of non-diversification should also be included in the Summary Section of the Prospectus.

Response:  The requested disclosure has been added.

*          *          *          *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

  the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

  SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

  the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *          *

Thank you again for your prompt attention to this matter.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,
/s/ Patrick W.D. Turley

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